SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of January, 2003

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosure:   Full Year Sales 2002 announcement released on 23 January 2003



                    PRUDENTIAL PLC 2002 NEW BUSINESS RESULTS


  - Total Group insurance and investment sales of GBP27.6 billion, an increase of 29 per cent on 2001.

  - Group insurance sales of GBP12.8 billion up 12 per cent (sales on an APE basis of GBP1.9 billion up 9 per cent).

  - Approximately 74 per cent of Group sales from outside the UK.

  - Total insurance sales in Prudential UK increased by 6 per cent to GBP6.1 billion (insurance sales on an APE basis down 5 per cent to GBP781 million).

  - Gross fund inflows in M&G of GBP1 billion up 11 per cent (net fund inflows up 79 per cent).

  - APE sales up 23 per cent in Jackson National Life, driven by strong sales of both fixed and variable annuities.

  - APE insurance sales in Prudential Corporation Asia increased by 18 per cent.

Prudential's Group Chief Executive, Jonathan Bloomer, commented:

"These strong sales figures were achieved in extremely difficult market conditions and fully endorse our strategy of growing internationally, broadening our distribution reach and diversifying our product range.

"We expect market conditions to remain challenging for many areas of our business throughout 2003, particularly in the UK and the United States. However, our international diversification and focus on running the business for value positions us well to deliver sustainable profitable growth over the longer-term".

Prudential UK

Prudential's UK insurance operations recorded a 10 per cent increase in total sales on the previous year as a result of strong sales of bulk and individual annuities throughout 2002. This increase is on a like-for-like basis and excludes sales made through the direct sales force which closed in 2001. APE sales of GBP781 million for the year were down 1 per cent as a result of positive actions taken by the business to focus sales activity on more profitable single premium products. Fourth-quarter APE sales were up 30 per cent on the previous quarter following a number of significant wins of both corporate pension and bulk annuity business. Overall, this was a particularly strong result given the testing conditions which the insurance sector has faced over the past twelve months.

Successful marketing campaigns and an effective pricing policy helped the business to achieve a significant increase in sales of individual annuities for the year, which were up 39 per cent to GBP1.76 billion (GBP176 million APE).

Bulk annuities also performed well with a 23 per cent increase in total sales for the year to GBP710 million (GBP71 million APE). Prudential UK has successfully reinforced its position as the leading player in this market, winning the GBP389 million C&A pension scheme account in the final quarter of the year.

As expected, life product sales were down on 2001 with total sales down 5 per cent and APE sales down 8 per cent to GBP247 million. However, during the first three quarters of 2002, Prudential UK gained market share in with-profit bonds on the corresponding period in 2001, and believes that the final quarter's performance will confirm Prudential UK's strong position in this sector. In October, the business signed a distribution arrangement with Abbey National to sell its Prudence Bond product through the bank's branches. This was launched on 11 December and sales have been encouraging.

While corporate pension sales on an APE basis were down slightly on 2001, total sales were up 23 per cent, reflecting the move towards single premium products. In the fourth quarter of 2002, Prudential UK won a number of significant schemes and will see increasing contributions from these schemes in 2003.

2002 was a challenging year, with some of the most difficult UK stock market conditions since 1974. However, Prudential UK continues to win new business with further improvements to its product range and distribution network and the fourth quarter of 2002 proved to be the strongest performing quarter for two years (excluding DSS rebates, which generally occur in the first quarter of the year). The 'flight to quality' continues as customers place increasing emphasis on financial strength and a trusted brand. However, we expect market conditions to remain difficult for the foreseeable future.

M&G

M&G recorded gross retail fund inflows of GBP1 billion in 2002, up 11 per cent on the previous year, and gross retail fund inflows for the fourth quarter alone were GBP242 million, an increase of 23 per cent on the fourth quarter of 2001. These figures exclude the successful rollover of the M&G Recovery Investment Trust into a new vehicle, which contributed a further GBP171 million.

Net fund inflows for the fourth quarter were GBP78 million, an 8 per cent increase on the same period in 2001, bringing net fund inflows for the full year to GBP350 million, an increase of 79 per cent.

Despite uncertain equity markets and in contrast to the industry trend, M&G experienced a fall in redemptions in 2002. The latest Investment Management Association (IMA) figures to the end of November show that while redemptions across the industry rose during the year, M&G's redemptions fell by 9 per cent.

M&G continued to increase its share of the retail market in 2002. The November IMA figures show that M&G experienced a 10 per cent increase in share of the total retail market over the year to date and a 15 per cent increase in share of the PEP/ISA market. M&G also increased its market share of funds sold via intermediaries by 11 per cent overall and by 27 per cent for PEPs and ISAs.

Egg

Egg published a pre-closed season briefing on 12 December 2002 that covered its activities up to that date. The announcement highlighted that the UK business continues to grow strongly and profitably, and that the group has now successfully launched in France. Egg will announce its preliminary results on 24 February 2003.

Prudential Europe

Sales on an APE basis increased by 12 per cent to GBP29 million. Total sales were down 14 per cent to GBP67 million.

In November 2002, we agreed the sale of our German life business to Canada Life Financial Corporation for a total consideration of EUR129 million (GBP82 million), and the transaction completed at the end of the year. We will continue to run our existing operations in France for value.

Jackson National Life

Jackson National Life (JNL) recorded total sales in 2002 of GBP5.8 billion, a 24 per cent increase on 2001, reflecting record fixed annuity sales and strong sales of variable annuities. Fourth quarter total sales were up 55 per cent on the corresponding period in 2001 but down 21 per cent on the third quarter of 2002. Total sales for the year on an APE basis of GBP595 million were 23 per cent up on 2001.

These strong results were achieved in extremely difficult market conditions, and are testament not only to JNL's strong track record of product innovation but also its high quality relationship-driven distribution model.

Total single premium sales during the year increased by 24 per cent. Total sales of all annuity products to retail customers of GBP4.3 billion were 47 per cent up on 2001. Annuity sales in the second half of 2002 of GBP2.7 billion increased by 60 per cent on the first half of the year and 54 per cent of annuity sales in 2002 came from products launched during the year.

Record fixed annuity sales of GBP2.7 billion were up 43 per cent on 2001, reflecting strong consumer preference for guaranteed returns in the current volatile equity markets. Sales of fixed annuities in the fourth quarter increased by 39 per cent on the corresponding quarter of 2001 but were down 21 per cent on the third quarter of 2002, emphasising JNL's focus on delivering value, not simply volume, while actively managing capital.

Despite the continued challenging market conditions, JNL also recorded excellent variable annuity sales in 2002. Total sales of almost GBP1.4 billion were up 77 per cent on 2001, and increased quarter-on-quarter throughout the year. This upward trend reflected the successful launch in the first quarter of Perspective II, a new variable annuity product which is highly competitive in this market and can be individually tailored to customers' needs.

Sales of equity linked indexed (ELI) annuities of GBP254 million were 6 per cent down on 2001.

Regular premium life sales of GBP22 million were in line with the level of sales seen in 2001.

Sales of stable value products of GBP1.4 billion decreased by 16 per cent on 2001, reflecting JNL's primary focus on retail sales throughout the year which we expect to continue in 2003.

During 2002, JNL has once again shown that it has the ability to adapt to difficult market environments by delivering strong sales growth while ensuring efficient management of capital. We believe that market conditions in the United States will remain very challenging well into 2003 but that there are significant opportunities over the longer term for high quality, efficient businesses like JNL which has a cost base below the industry average, modern and sophisticated IT systems, and diversified and flexible products and distribution.

Prudential Corporation Asia

Prudential Corporation Asia (PCA) had another strong year in 2002 with total insurance sales on an APE basis increasing by 18 per cent on 2001 to GBP513 million. This increase was 30 per cent if last year's Central Provident Fund
(CPF) single premium sales in Singapore, which were at exceptional levels due to further government liberalisation of CPF funds, are excluded. Total APE insurance sales in the fourth quarter of 2002 were up 53 per cent on the corresponding quarter in 2001.

All of PCA's life operations continued to grow strongly during the year, reflecting the clear strategy of building and strengthening high quality agency distribution as well as the ongoing success in developing complementary channels, including bancassurance. PCA's focus for its life operations continues to be on developing a balanced portfolio of traditional, linked, and accident and health products, with the emphasis on higher value regular premium business which increased by 26 per cent during 2002.

PCA's mutual fund assets under management of GBP5.1 billion included the additional funds under management following the acquisition of Korea's Good Morning Securities ITMC in October 2002 and despite challenging investment market conditions, net inflows for the year remained positive at over GBP1 billion.

PCA's share of Bank of China International-Prudential Mandatory Provident Fund
(MPF) funds under management in Hong Kong increased by 51 per cent to GBP136 million.

Despite the global economic downturn in 2002, PCA has once again strengthened its position as a regional leader in the life and mutual fund markets and is very well positioned to continue delivering sustainable profitable new business growth over the long-term.



                                     -ENDS-


Enquiries to:

Media                                  Investors/Analysts

Geraldine Davies   020 7548 3911       Rebecca Burrows         020 7548 3537
Steve Colton       020 7548 3721       Laura Presland          020 7548 3511
Clare Staley       020 7548 3719



Notes to Editors:

 1. There will be a conference call today for wire services at 7.30am on
    Tel: 020 8288 4700 hosted by Jonathan Bloomer, Group Chief Executive, and Philip Broadley, Group Finance Director.

 2. There will be a conference call for international investors at 2:30pm (dial in telephone number: +44 (0) 20 7162 0125, US callers 1 334 323 6203).
    Callers to quote "Prudential" for access to the call.

    A recording of this call will be available for replay until close of business on 30 January 2003 by dialling - UK: 020 8288 4459, US: 1 334 323 6222, access code 513232.

 3. High resolution photographs are available to the media free of charge at www.newscast.co.uk (+44 (0)20 7608 1000).

 4. Sales for overseas operations have been calculated using average exchange rates. At constant 2001 exchange rates, the increase in Group insurance sales on an APE basis would have been 12 per cent.

 5. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

 6. Financial Calendar:

    2002 Full-Year Results                              Tuesday 25 February 2003
    Ex-dividend date for 2002 final dividend            Wednesday 19 March 2003
    First-quarter 2003 New Business Figures             Thursday 17 April 2003
    2003 Annual General Meeting                         Thursday 8 May 2003
    Payment of 2002 final dividend                      Wednesday 28 May 2003
    2003 Interim Results/                               Tuesday 29 July 2003
    Second-quarter New Business Figures



This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Prudential and its affiliates operate. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements.



                                                                                                          Schedule 1
                              PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2002

                                TOTAL INSURANCE AND INVESTMENT NEW BUSINESS




                       UK & Europe               US                        Asia                       Total
                 2002 FY  2001 FY    +/-  2002 FY  2001 FY    +/-   2002 FY   2001 FY     +/-   2002 FY  2001 FY   +/-
                                     (%)                      (%)                         (%)                      (%)
                    GBPm     GBPm            GBPm     GBPm             GBPm      GBPm              GBPm     GBPm

  Total            6,118    5,763     6%    5,757    4,634    24%       944     1,019    (7%)    12,819   11,416   12%
  Insurance
  Products
  Total            1,157    1,040    11%        -        -      -    13,661     9,027     51%    14,818   10,067   47%
  Investment
  Products -
  Gross
  Inflows (1)
                   _____________________    _____________________    ________________________    _____________________

  Group Total      7,275    6,803     7%    5,757    4,634    24%    14,605    10,046     45%    27,637   21,483   29%
                   _____________________    _____________________    ________________________    _____________________




                                                  INSURANCE OPERATIONS

                        Single                 Regular                 Total                  Annual Equivalents (4)
                   2002    2001    +/-  2002 FY   2001     +/-  2002 FY  2001 FY     +/-       2002 FY    2001     +/-
                     FY      FY    (%)              FY     (%)                       (%)                    FY     (%)
                   GBPm    GBPm            GBPm   GBPm             GBPm     GBPm                  GBPm    GBPm
  UK Insurance
  Operations :

  Direct
  Distribution (2) :
  Individual         15      14     7%       11     15   (27%)       26       29   (10%)            12      16   (25%)
  Pensions
  Corporate         660     469    41%      114    131   (13%)      774      600     29%           180     178      1%
  Pensions
  Life               59      71  (17%)        4      4      0%       63       75   (16%)            10      11    (9%)
  Individual        895     663    35%        -      -       -      895      663     35%            90      66     36%
  Annuities
                  ____________________      __________________    ______________________           ___________________

  Sub-Total       1,629   1,217    34%      129    150   (14%)    1,758    1,367     29%           292     272      7%
  DSS Rebates       215     185    16%        -      -       -      215      185     16%            22      19     16%
                  ____________________      __________________    ______________________           ___________________

  Total           1,844   1,402    32%      129    150   (14%)    1,973    1,552     27%           314     290      8%
                  ____________________      __________________    ______________________           ___________________

  Intermediated
  Distribution (2):
  Individual         85     219  (61%)       34     68   (50%)      119      287   (59%)            42      90   (53%)
  Pensions
  Corporate          77      82   (6%)       14     19   (26%)       91      101   (10%)            22      27   (19%)
  Pensions
  Life            2,190   2,297   (5%)       18     27   (33%)    2,208    2,324    (5%)           237     257    (8%)
  Individual        860     597    44%        -      -       -      860      597     44%            86      60     43%
  Annuities
  Bulk              710     575    23%        -      -       -      710      575     23%            71      58     22%
  Annuities
                  ____________________       _________________    ______________________           ___________________

  Sub-Total       3,922   3,770     4%       66    114   (42%)    3,988    3,884      3%           458     491    (7%)
  DSS Rebates        90      64    41%        -      -       -       90       64     41%             9       6     50%
                  ____________________       _________________    ______________________           ___________________

  Total           4,012   3,834     5%       66    114   (42%)    4,078    3,948      3%           467     497    (6%)
                  ____________________       _________________    ______________________           ___________________

  Total (2):
  Individual        100     233  (57%)       45     83   (46%)      145      316   (54%)            55     106   (48%)
  Pensions
  Corporate         737     551    34%      128    150   (15%)      865      701     23%           202     205    (1%)
  Pensions
  Life            2,249   2,368   (5%)       22     31   (29%)    2,271    2,399    (5%)           247     268    (8%)
  Individual      1,755   1,260    39%        -      -       -    1,755    1,260     39%           176     126     40%
  Annuities
  Bulk              710     575    23%        -      -       -      710      575     23%            71      58     22%
  Annuities
                  ____________________       _________________    ______________________           ___________________

  Sub-Total       5,551   4,987    11%      195    264   (26%)    5,746    5,251      9%           750     763    (2%)
  DSS Rebates       305     249    22%        -      -       -      305      249     22%            31      25     24%
                  ____________________       _________________    ______________________           ___________________

  Total           5,856   5,236    12%      195    264   (26%)    6,051    5,500     10%           781     788    (1%)
                  ____________________       _________________    ______________________           ___________________


  Closed              -     167      -        -     18       -        -      185       -             -      35       -
  distribution
  channel (3)

                  ____________________       _________________    ______________________           ___________________

  Total UK        5,856   5,403     8%      195    282   (31%)    6,051    5,685      6%           781     822    (5%)
  Insurance
  Operations
                  ____________________       _________________    ______________________           ___________________

  European
  Insurance
  Operations: (6)
  Insurance          42      58  (28%)       25     20     25%       67       78   (14%)            29      26     12%
  Products
                  ____________________       _________________    ______________________           ___________________

  Total              42      58  (28%)       25     20     25%       67       78   (14%)            29      26     12%
  European
  Insurance
  Operations
                  ____________________       _________________    ______________________           ___________________

  Total UK &      5,898   5,461     8%      220    302   (27%)    6,118    5,763      6%           810     848    (4%)
  European
  Insurance
  Operations
                  ____________________       _________________    ______________________           ___________________

  US Insurance
  Operations: (6)
  Fixed           2,708   1,899    43%        -      -       -    2,708    1,899     43%           271     190     43%
  Annuities
  Equity            254     271   (6%)        -      -       -      254      271    (6%)            25      27    (7%)
  Linked
  Indexed
  Annuities
  Variable        1,363     768    77%        -      -       -    1,363      768     77%           136      77     77%
  Annuities
                  ____________________       _________________    ______________________           ___________________

  Sub-total       4,325   2,938    47%        -      -       -    4,325    2,938     47%           432     294     47%
  Annuities
                  ____________________       _________________    ______________________           ___________________

  Guaranteed        292     170    72%        -      -       -      292      170     72%            29      17     71%
  Investment
  Contracts
  GIC - Medium    1,118   1,504  (26%)        -      -       -    1,118    1,504   (26%)           112     150   (25%)
  Term Note
  Life                -       -      -       22     22      0%       22       22      0%            22      22      0%
                  ____________________       _________________    ______________________           ___________________

  Total US        5,735   4,612    24%       22     22      0%    5,757    4,634     24%           595     483     23%
  Insurance
  Operations
                  ____________________       _________________    ______________________           ___________________

  Asian
  Insurance
  Operations:(6)
  Insurance         479     650  (26%)      465    369     26%      944    1,019    (7%)           513     434     18%
  Products (5)
                  ____________________       _________________    ______________________           ___________________

  Total Asian       479     650  (26%)      465    369     26%      944    1,019    (7%)           513     434     18%
  Insurance
  Operations
                  ____________________       _________________    ______________________           ___________________

  Group Total    12,112  10,723    13%      707    693      2%   12,819   11,416     12%         1,918   1,765      9%
                  ____________________       _________________    ______________________           ___________________



  Notes to Schedules:
  (1) Represents cash received from sale of investment products.
  (2) Excluding sales through closed distribution channel.
  (3) Closed distribution channel relates to the Direct Sales Force.
  (4) Annual Equivalents (AE), calculated as regular new business contributions + 10% single new business contributions, are subject to roundings.
  (5) The Central Provident Fund in Singapore was further liberalised in 2001 resulting in exceptional sales volume in the first half of 2001.
  (6) Sales for overseas operations have been calculated using average exchange rates. The applicable rate for Jackson National Life is 1.50 (2001 - 1.44). At constant 2001 exchange rates US operations APE insurance sales growth would have been 29% and Asian operations APE insurance sales growth would have been 25%.


                                                                                                            Schedule 2
                  PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2002
                              INVESTMENT OPERATIONS



                     M&G & UK Operations        Asia Mutual Funds        Hong Kong MPF       Total Investment Products
                                                                           Products (7)
                  2002 FY    2001    +/-  2002 FY    2001     +/-   2002 FY  2001     +/-     2002 FY    2001  +/- (%)
                               FY    (%)               FY     (%)              FY     (%)                  FY
                     GBPm    GBPm            GBPm    GBPm              GBPm  GBPm                GBPm    GBPm

  Opening FUM      10,328  11,652  (11%)    3,206   1,649     94%        90     -       -      13,624  13,301       2%
  Gross             1,157   1,040    11%   13,586   8,936     52%        75    91   (18%)      14,818  10,067      47%
  inflows
  Less               (899)  (923)     3%  (12,547) (7,541)   (66%)     ( 11)   (5) (120%)     (13,457) (8,469)    (59%)
  redemptions
                   ____________________   ________________________    ______________________  ________________________

  Net flows           258     117   121%    1,039   1,395   (26%)        64    86   (26%)       1,361   1,598    (15%)
  Other              (108)   (195)   45%    1,110    (23)   4926%         -     -      -        1,002    (218)    560%
  movements
  Market and       (1,889) (1,246)  (52%)    (259)    185  (240%)       (18)    4  (550%)     (2,166)  (1,057)  (105%)
  currency
  movements
                   ____________________   ________________________    ______________________  ________________________
  Net              (1,739) (1,324)  (31%)   1,890   1,557    21%         46    90   (49%)        197     323    (39%)
  movement
  in FUM
                   ____________________   ________________________    ______________________  ________________________

  Closing FUM       8,589  10,328  (17%)    5,096   3,206     59%       136    90     51%     13,821  13,624       1%
                   ____________________   ________________________    ______________________  ________________________




                                    INVESTMENT OPERATIONS - ANALYSIS

M&G Retail & UK Operations Investment Products



                             UK Operations (8)                      M&G                       M&G & UK Operations
                        2002 FY   2001 FY   +/- (%)    2002 FY    2001 FY   +/- (%)        2002 FY    2001 FY  +/- (%)
                           GBPm      GBPm                 GBPm       GBPm                     GBPm       GBPm
  Opening FUM             1,546     1,775     (13%)      8,782      9,877     (11%)         10,328     11,652    (11%)
  Gross inflows             142       125       14%      1,015        915       11%          1,157      1,040      11%
  Less                    (234)     (204)     (15%)      (665)      (719)        8%          (899)      (923)       3%
  redemptions
                          _________________________      __________________________       ____________________________

  Net flows                (92)      (79)     (16%)        350        196       79%            258        117     121%
  Other                       -         -         -      (108)      (195)       45%          (108)      (195)      45%
  movements
  Market and              (317)     (150)    (111%)    (1,572)    (1,096)     (43%)        (1,889)    (1,246)    (52%)
  currency
  movements
                          _________________________      __________________________       ____________________________

  Net movement            (409)     (229)     (79%)    (1,330)    (1,095)     (21%)        (1,739)    (1,324)    (31%)
  in FUM
                          _________________________      __________________________       ____________________________

  Closing FUM             1,137     1,546     (26%)      7,452      8,782     (15%)          8,589     10,328    (17%)
                          _________________________      __________________________       ____________________________



Asia Mutual Funds

                      India (9)              Taiwan (9)               Other (13)                Asia Mutual Funds
                 2002    2001  +/- (%)  2002 FY  2001 FY  +/- (%)    2002   2001   +/- (%)   2002 FY  2001 FY  +/- (%)
                   FY      FY                                          FY     FY
                 GBPm    GBPm              GBPm     GBPm             GBPm   GBPm                GBPm     GBPm
  Opening FUM   1,072     695      54%    2,076      934     122%      58     20      190%     3,206    1,649      94%

  Gross         3,843   2,110      82%    9,208    6,773      36%     535     53      909%    13,586    8,936      52%
  inflows
  Less         (3,554) (1,758)   (102%)  (8,590)  (5,775)    (49%)   (403)    (8)   (4938%)  (12,547)  (7,541)    (66%)
  redemptions
               ________________________  _________________________   ______________________  __________________________

  Net flows       289     352    (18%)      618      998    (38%)     132     45      193%     1,039    1,395    (26%)
  Other           (22)    (23)     4%         -        -       -    1,132      -        -      1,110      (23)     -
  movements

  Market and       33      48    (31%)    (269)      144   (287%)    (23)     (7)   (229%)     (259)      185   (240%)
  currency
  movements
               ________________________  _________________________   ______________________  __________________________

  Net             300     377    (20%)      349    1,142    (69%)   1,241     38     3166%     1,890    1,557      21%
  movement
  in FUM
               ________________________  _________________________   ______________________  __________________________


  Closing FUM   1,372   1,072      28%    2,425    2,076      17%   1,299     58     2140%     5,096    3,206      59%
               ________________________  _________________________   ______________________  __________________________



                                            INSURANCE OPERATIONS - ANALYSIS


                 Single                      Regular                      Total                Annual Equivalent
         2002 FY  2001 FY  +/- (%)    2002 FY   2001 FY  +/- (%)   2002 FY   2001 FY     +/-    2002 FY  2001 FY     +/-
                                                                                         (%)                         (%)
            GBPm     GBPm                GBPm      GBPm               GBPm      GBPm               GBPm     GBPm
Asian
Insurance
Operations

Insurance
Products:

Singapore     279      515    (46%)        46        37     24%       325        552   (41%)        74       89   (17%)
Hong Kong     140       88     59%         84        71     18%       224        159     41%        98       80     23%
Malaysia       15       13     15%         59        45     31%        74         58     28%        61       46     33%
Taiwan         14        5    180%        145       135      7%       159        140     14%       146      136      7%
Japan (10)      9       12    (25%)        39        28     39%        48         40     20%        40       29     38%
Other (11)     22       17     29%         92        53     74%       114         70     63%        94       55     71%
              _____________________     _________________________    ________________________    ______________________

Total Asian   479      650    (26%)       465       369     26%       944      1,019    (7%)       513      434     18%
Insurance
Premiums
              _____________________     _________________________    ________________________    ______________________



                  US BANKING PRODUCTS

                                                                  2002 FY    2001 FY   +/- (%)
                                                                     GBPm       GBPm
US Banking Products (12)
Total Deposit Liabilities                                             650        575      13%
Retail Assets                                                         699        696       0%


  Notes to Schedules:
  (7) Mandatory Provident Fund product sales in Hong Kong are included at Prudential's 36% interest of the Hong Kong MPF operation.
  (8)  Scottish Amicable and Prudential branded Investment Products.
  (9) Opening FUM restated to incorporate Discretionary Asset Management Business in Taiwan and Portfolio Management Services in India. Company Limited.
 (11) In Asia, 'Other' Insurance Products include Thailand, Indonesia, The Philippines, Vietnam, India (26% interest), China and Korea.
 (12)  Balance sheet figures have been calculated at closing exchange rates.
 (13) Funds under management arising from the Korean fund management acquisition in Q4 are included in Other movements.


                                                                                                         Schedule 3
                   PRUDENTIAL PLC - NEW BUSINESS - QUARTER 4 2002 VERSUS QUARTER 4 2001


                                                  INSURANCE OPERATIONS

                           Single                Regular                   Total                Annual Equivalents (4)
                 Q4 2002      Q4     +/-   Q4 2002     Q4     +/-      Q4      Q4     +/-       Q4 2002     Q4     +/-
                            2001     (%)             2001     (%)    2002    2001     (%)                 2001     (%)
                    GBPm    GBPm              GBPm   GBPm            GBPm    GBPm                  GBPm   GBPm
  UK Insurance
  Operations :

  Direct
  Distribution(2) :
  Individual           2       3   (33%)         2      2      0%       4       5   (20%)             2      2      0%
  Pensions

  Corporate          174      92     89%        35     26     35%     209     118     77%            52     35     49%
  Pensions

  Life                 8      31   (74%)         1      1      0%       9      32   (72%)             2      4   (50%)

  Individual         274     180     52%         -      -       -     274     180     52%            28     18     56%
  Annuities
                    ____________________         ________________     ___________________           __________________

  Sub-Total          458     306     50%        38     29     31%     496     335     48%            84     60     40%
  DSS Rebates         20      10    100%         -      -       -      20      10    100%             2      1    100%
                    ____________________         ________________     ___________________           __________________

  Total              478     316     51%        38     29     31%     516     345     50%            86     61     41%
                    ____________________         ________________     ___________________           __________________


  Intermediated
  Distribution(2):

  Individual          11      50   (78%)         7     16   (56%)      18      66   (73%)             8     21   (62%)
  Pensions

  Corporate            7      32   (78%)         2      3   (33%)       9      35   (74%)             3      6   (50%)
  Pensions

  Life               397     833   (52%)         6      5     20%     403     838   (52%)            46     89   (48%)
  Individual         263     188     40%         -      -       -     263     188     40%            26     19     37%
  Annuities
  Bulk               424     100    324%         -      -       -     424     100    324%            42     10    320%
  Annuities
                    ____________________         ________________     ___________________           __________________

  Sub-Total        1,102   1,203    (8%)        15     24   (38%)   1,117   1,227    (9%)           125    144   (13%)
  DSS Rebates         45       9    400%         -      -       -      45       9    400%             4      1    300%
                    ____________________         ________________     ___________________           __________________

  Total            1,147   1,212    (5%)        15     24   (38%)   1,162   1,236    (6%)           129    145   (11%)
                    ____________________         ________________     ___________________           __________________


  Total (2):
  Individual          13      53   (75%)         9     18   (50%)      22      71   (69%)            10     23   (57%)
  Pensions
  Corporate          181     124     46%        37     29     28%     218     153     42%            55     41     34%
  Pensions
  Life               405     864   (53%)         7      6     17%     412     870   (53%)            48     93   (48%)
  Individual         537     368     46%         -      -       -     537     368     46%            54     37     46%
  Annuities
  Bulk               424     100    324%         -      -       -     424     100    324%            42     10    320%
  Annuities
                    ____________________         ________________     ___________________           __________________

  Sub-Total        1,560   1,509      3%        53     53      0%   1,613   1,562      3%           209    204      2%
  DSS Rebates         65      19    242%         -      -       -      65      19    242%             7      2    250%
                    ____________________         ________________     ___________________           __________________

  Total            1,625   1,528      6%        53     53      0%   1,678   1,581      6%           216    206      5%
                    ____________________         ________________     ___________________           __________________


  Closed               -       1       -         -      1       -       -       2       -             -      1       -
  distribution
  channel (3)
                    ____________________         ________________     ___________________           __________________

  Total UK         1,625   1,529      6%        53     54    (2%)   1,678   1,583      6%           216    207      4%
  Insurance
  Operations
                    ____________________         ________________     ___________________           __________________



  European
  Insurance
  Operations:

  Insurance            8      18   (56%)         9      6     50%      17      24   (29%)            10      8     25%
  Products
                    ____________________         ________________     ___________________           __________________

  Total                8      18   (56%)         9      6     50%      17      24   (29%)            10      8     25%
  European
  Insurance
  Operations
                    ____________________         ________________     ___________________           __________________
                    ____________________         ________________     ___________________           __________________

  Total UK &       1,633   1,547      6%        62     60      3%   1,695   1,607      5%           225    215      5%
  European
  Insurance
  Operations
                    ____________________         ________________     ___________________           __________________

  US Insurance
  Operations: (14)
  Fixed              730     524     39%         -      -       -     730     524     39%            73     52     40%
  Annuities
  Equity              50      74   (32%)         -      -       -      50      74   (32%)             5      7   (29%)
  Linked
  Indexed
  Annuities
  Variable           511     155    230%         -      -       -     511     155    230%            51     16    219%
  Annuities
                    ____________________         ________________     ___________________           __________________

  Sub-total        1,291     753     71%         -      -       -   1,291     753     71%           129     75     72%
  Annuities

  Guaranteed        ( 5)       -       -         -      -       -    ( 5)       -       -          ( 1)      -       -
  Investment
  Contracts
  GIC - Medium     ( 16)      64       -         -      -       -   ( 16)      64       -          ( 1)      6       -
  Term Note
  Life                 -       -       -         4      6   (33%)       4       6   (33%)             4      6   (33%)

                    ____________________         ________________     ___________________           __________________

  Total US         1,270     817     55%         4      6   (33%)   1,274     823     55%           131     87     51%
  Insurance
  Operations
                    ____________________         ________________     ___________________           __________________

  Asian
  Insurance
  Operations:
  Singapore (5)       85      56     52%        13     11     18%      98      67     46%            22     17     29%
  Hong Kong           51      22    132%        22     23    (4%)      73      45     62%            27     25      8%
  Malaysia             4       4      0%        22     16     38%      26      20     30%            22     16     38%
  Taiwan               2       2      0%        45     19    137%      47      21    124%            45     20    125%
  Japan (10)           1       1      0%        10      7     43%      11       8     38%            10      7     43%
  Other (11)           7       9   (22%)        28     16     75%      35      25     40%            29     17     71%
                    ____________________       __________________     ___________________           __________________

  Total Asian        150      94     60%       140     92     52%     290     186     56%           155    101     53%
  Insurance
  Premiums
                    ____________________       __________________     ___________________           __________________

  Group Total      3,053   2,458     24%       206    158     30%   3,259   2,616     25%           511    403     27%
                    ____________________       __________________     ___________________           __________________





                                                 INVESTMENT OPERATIONS



                     M&G & UK Operations  Asia Mutual Funds (13)        Hong Kong MPF       Total Investment Products
                                                                         Products (7)
                  Q4 2002      Q4    +/-      Q4      Q4     +/-   Q4 2002    Q4     +/-      Q4 2002  Q4 2001     +/-
                             2001    (%)    2002    2001     (%)            2001     (%)                           (%)
                     GBPm    GBPm           GBPm    GBPm              GBPm  GBPm                 GBPm     GBPm
  Opening FUM       8,369   9,698  (14%)   3,652   2,466     48%       121    67     81%       12,142   12,231    (1%)
  Gross               266     234    14%   3,812   3,463     10%        17    20   (15%)        4,095    3,717    10%
  inflows
  Less               (248)   (132) (88%)  (3,487) (2,964)   (18%)       (2)   (2)    0%        (3,737)  (3,098)  (21%)
  redemptions
                    ____________________  _______________________     ___________________      _______________________

  Net flows            18     102  (82%)     325     499   (35%)        15    18   (17%)          358      619   (42%)
  Other                 -    (195)   -     1,130       -       -         -     -       -        1,130     (195)    -
  movements
  Market and          202     723  (72%)   ( 12)     241  (105%)         -     5       -          190      969   (80%)
  currency
  movements
                    ____________________  _______________________     ___________________      _______________________

  Net                 220     630  (65%)   1,444     740     95%        15    23   (35%)        1,679    1,393     21%
  movement
  in FUM
                    ____________________  _______________________     ___________________      _______________________

  Closing FUM       8,589  10,328  (17%)   5,096   3,206     59%       136    90     51%       13,821   13,624      1%
                    ____________________  _______________________     ___________________      _______________________

  Notes to Schedules:
  (2) Excluding sales through closed distribution channel.
  (3) Closed distribution channel relates to the Direct Sales Force.
  (4) Annual Equivalents (AE), calculated as regular new business contributions + 10% single new business contributions, are subject to roundings.
  (5) The Central Provident Fund in Singapore was further liberalised in 2001 resulting in exceptional sales volume in the first half of 2001.
  (7) Mandatory Provident Fund product sales in Hong Kong are included at Prudential's 36% interest of the Hong Kong MPF operation.
 (10) Insurance sales for Japan are included from 13 February 2001, the date of acquisition of Orico Life Insurance Company Limited.
 (11) In Asia, 'Other' Insurance Products include Thailand, Indonesia, The Philippines, Vietnam, India (26% interest), China and Korea.
 (13) Funds under management arising from the Korean fund management acquisition in Q4 are included in Other movements.
 (14) Sales for overseas operations are converted to sterling using the year to date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.


                                                                                                            Schedule 4
                   PRUDENTIAL PLC - NEW BUSINESS - QUARTER 4 2002 VERSUS QUARTER 3 2002

                                                  INSURANCE OPERATIONS


                           Single                  Regular                 Total                Annual Equivalents (4)
                 Q4 2002      Q3     +/-   Q4 2002     Q3     +/-      Q4      Q3     +/-       Q4 2002     Q3     +/-
                            2002     (%)             2002     (%)    2002    2002     (%)                 2002     (%)
                    GBPm    GBPm              GBPm   GBPm            GBPm    GBPm                  GBPm     GBPm
  UK Insurance
  Operations :

  Direct
  Distribution (2) :
  Individual           2       3   (33%)         2      2      0%       4       5   (20%)             2      2      0%
  Pensions
  Corporate          174      91     91%        35     25     40%     209     116     80%            52     35     49%
  Pensions
  Life                 8      14   (43%)         1      1      0%       9      15   (40%)             2      2      0%
  Individual         274     230     19%         -      -       -     274     230     19%            28     23     22%
  Annuities
                    ____________________        _________________     ___________________            _________________

  Sub-Total          458     338     36%        38     28     36%     496     366     36%            84     62     35%
  DSS Rebates         20       -       -         -      -       -      20       -       -             2      -       -
                    ____________________        _________________     ___________________            _________________

  Total              478     338     41%        38     28     36%     516     366     41%            86     62     39%
                    ____________________        _________________     ___________________            _________________


  Intermediated
  Distribution (2):
  Individual          11      17   (35%)         7      9   (22%)      18      26   (31%)             8     10   (20%)
  Pensions
  Corporate            7      18   (61%)         2      3   (33%)       9      21   (57%)             3      5   (40%)
  Pensions
  Life               397     443   (10%)         6      4     50%     403     447   (10%)            46     48    (4%)
  Individual         263     285    (8%)         -      -       -     263     285    (8%)            26     29   (10%)
  Annuities
  Bulk               424     123    245%         -      -       -     424     123    245%            42     13    223%
  Annuities
                    ____________________        _________________     ___________________            _________________

  Sub-Total        1,102     886     24%        15     16    (6%)   1,117     902     24%           125    105     19%
  DSS Rebates         45       -       -         -      -       -      45       -       -             4      -       -
                    ____________________        _________________     ___________________            _________________

  Total            1,147     886     29%        15     16    (6%)   1,162     902     29%           129    105     23%
                    ____________________        _________________     ___________________            _________________


  Total (2):
  Individual          13      20   (35%)         9     11   (18%)      22      31   (29%)            10     13   (23%)
  Pensions
  Corporate          181     109     66%        37     28     32%     218     137     59%            55     39     41%
  Pensions
  Life               405     457   (11%)         7      5     40%     412     462   (11%)            48     50    (4%)
  Individual         537     515      4%         -      -       -     537     515      4%            54     52      4%
  Annuities
  Bulk               424     123    245%         -      -       -     424     123    245%            42     13    223%
  Annuities
                    ____________________        _________________     ___________________            _________________

  Sub-Total        1,560   1,224     27%        53     44     20%   1,613   1,268     27%           209    166     26%
  DSS Rebates         65       -       -         -      -       -      65       -       -             7      -       -
                    ____________________        _________________     ___________________            _________________

  Total            1,625   1,224     33%        53     44     20%   1,678   1,268     32%           216    166     30%
                    ____________________        _________________     ___________________            _________________

  Closed               -       -       -         -      -       -       -       -       -             -      -       -
  distribution
  channel (3)
                    ____________________        _________________     ___________________            _________________

  Total UK         1,625   1,224     33%        53     44     20%   1,678   1,268     32%           216    166     30%
  Insurance
  Operations
                    ____________________        _________________     ___________________            _________________

  European
  Insurance
  Operations:
  Insurance            8       7     14%         9      6     50%      17      13     31%            10      6     67%
  Products
                    ____________________        _________________     ___________________            _________________

  Total                8       7     14%         9      6     50%      17      13     31%            10      6     67%
  European
  Insurance
  Operations
                    ____________________        _________________     ___________________            _________________

  Total UK &       1,633   1,231     33%        62     50     24%   1,695   1,281     32%           225    174     29%
  European
  Insurance
  Operations
                    ____________________        _________________     ___________________            _________________


  US Insurance
  Operations: (14)
  Fixed              730     925   (21%)         -      -       -     730     925   (21%)            73     93   (22%)
  Annuities
  Equity              50      75   (33%)         -      -       -      50      75   (33%)             5      7   (29%)
  Linked
  Indexed
  Annuities
  Variable           511     368     39%         -      -       -     511     368     39%            51     36     42%
  Annuities
                    ____________________        _________________     ___________________            _________________

  Sub-total        1,291   1,368    (6%)         -      -       -   1,291   1,368    (6%)           129    136    (5%)
  Annuities
  Guaranteed        ( 5)      15       -         -      -       -    ( 5)      15       -          ( 1)      2       -
  Investment
  Contracts
  GIC - Medium     ( 16)     225       -         -      -       -   ( 16)     225       -          ( 1)     22       -
  Term Note
  Life                 -       -       -         4      6   (33%)       4       6   (33%)             4      6   (33%)
                    ____________________        _________________     ___________________            _________________

  Total US         1,270   1,608   (21%)         4      6   (33%)   1,274   1,614   (21%)           131    166   (21%)
  Insurance
  Operations
                    ____________________        _________________     ___________________            _________________


  Asian
  Insurance
  Operations:
  Singapore (5)       85      56     52%        13     12      8%      98      68     44%            22     17     29%
  Hong Kong           51      45     13%        22     19     16%      73      64     14%            27     24     13%
  Malaysia             4       4      0%        22     13     69%      26      17     53%            22     13     69%
  Taiwan               2       4   (50%)        45     50   (10%)      47      54   (13%)            45     50   (10%)
  Japan (10)           1       2   (50%)        10     11    (9%)      11      13   (15%)            10     11    (9%)
  Other (11)           7       7      0%        28     24     17%      35      31     13%            29     26     12%
                    ____________________        _________________     ___________________            _________________

  Total Asian        150     118     27%       140    129      9%     290     247     17%           155    141     10%
  Insurance
  Premiums
                    ____________________        _________________     ___________________            _________________

  Group Total      3,053   2,957      3%       206    185     11%   3,259   3,142      4%           511    481      6%
                    ____________________        _________________     ___________________            _________________




                                                 INVESTMENT OPERATIONS


                    M&G & UK Operations  Asia Mutual Funds (13)   Hong Kong MPF Products     Total Investment Products
                                                                                     (7)
                  Q4 2002     Q3    +/-      Q4      Q3     +/-    Q4 2002     Q3    +/-      Q4 2002  Q3 2002     +/-
                            2002    (%)    2002    2002     (%)              2002    (%)                           (%)
                     GBPm   GBPm           GBPm    GBPm               GBPm   GBPm                GBPm      GBPm

  Opening FUM       8,369  9,238   (9%)   3,652   3,781    (3%)        121    117     3%       12,142   13,136    (8%)

  Gross               266    271   (2%)   3,812   3,144     21%         17     18   (6%)        4,095    3,433     19%
  inflows
  Less               (248)  (168) (48%)  (3,487) (3,086)   (13%)        (2)    (3)  33%        (3,737)  (3,257)   (15%)
  redemptions
                    ___________________   _____________________     ____________________       _______________________

  Net flows            18    103  (83%)     325      58    460%         15     15     0%          358      176    103%
  Other                 -      -     -    1,130      (1)     -           -      -      -        1,130       (1)     -
  movements
  Market and          202   (972)  121%     (12)   (186)    94%          -    (11)     -          190   (1,169)   116%
  currency
  movements
                    ___________________   _____________________     ____________________       _______________________

  Net                 220   (869)  125%   1,444    (129)   1219%        15      4   275%        1,679    (994)    269%
  movement
  in FUM
                    ___________________   _____________________     ____________________       _______________________

  Closing FUM       8,589  8,369     3%   5,096   3,652     40%        136    121    12%       13,821   12,142     14%

                    ___________________   _____________________     ____________________       _______________________

  Notes to Schedules:
  (2) Excluding sales through closed distribution channel.
  (3) Closed distribution channel relates to the Direct Sales Force.
  (4) Annual Equivalents (AE), calculated as regular new business contributions + 10% single new business contributions, are subject to roundings.
  (5) The Central Provident Fund in Singapore was further liberalised in 2001 resulting in exceptional sales volume in the first half of 2001.
  (7) Mandatory Provident Fund product sales in Hong Kong are included at Prudential's 36% interest of the Hong Kong MPF operation.
 (10) Insurance sales for Japan are included from 13 February 2001, the date of acquisition of Orico Life Insurance Company Limited.
 (11) In Asia, 'Other' Insurance Products include Thailand, Indonesia, The Philippines, Vietnam, India (26% interest), China and Korea.
 (13) Funds under management arising from the Korean fund management acquisition in Q4 are included in Other movements.
 (14) Sales for overseas operations are converted to sterling using the year to date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 23 January 2003

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Steve Colton

                                              Steve Colton
                                         Group Head of Media Relations